Mark A. Odell, P.E.
Practical Mining LLC
495 Idaho Street, Suite 205
Elko, Nevada 89801
(775) 345-3718 phone
(775) 494-6042 fax

Exhibit 99.11

CONSENT OF TECHNICAL REPORT AUTHOR

Reference is made to the technical report entitled “NI 43-101 Technical Report Update, Yukon-Nevada Gold Corp., Jerritt Canyon Property, Elko County, Nevada, USA, dated June 28, 2011, as amended on January 6, 2012, which the undersigned has prepared (the “Technical Report”). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of Yukon-Nevada Gold Corp. (the “Corporation”) dated March 29, 2012 and the Form 40-F of the Corporation for the fiscal year ended December 31, 2011. The undersigned further consents to the incorporation by reference in Registration Statement on Form S-8 (No. 333-171775) of the Corporation of the extracts from, or summaries of, the Technical Report.

(Seal)

/s/ Mark A. Odell, P.E.
Mark A. Odell, P.E.
March 29, 2012